NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02028904

SUPPL

April 22, 2002

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Alison Robinson, of Novawest Resources Inc., dated April 22, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

dlw 5/9

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

AGM REPORT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 22, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian based TSX Venture Exchange, is pleased to announce that the Company's Annual General Meeting took place April 19, 2002 in West Vancouver, British Columbia. All resolutions submitted to the shareholders by management for consideration were approved as presented. There was no new business arising from the floor. An enlightening discussion period took place during which the Company's projects were discussed in some detail as well as possibilities for new future undertakings. Management will take the views presented into serious consideration. Patrick D. O'Brien, Frank P. Puskas and Jerry W. Dibble were elected to the Board of Directors, with Patrick D. O'Brien re-appointed Chairman. The Board of Directors appointed Mr. Christopher B. Chu to the position of Executive Vice President and re-appointed Ms. Alison Robinson as the Corporation's Secretary.

Management would like to thank the Company's shareholders for their continued support.

NovaWest is a Canadian exploration Company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Kimberlitic Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

AGM REPORT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 22, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian based TSX Venture Exchange, is pleased to announce that the Company's Annual General Meeting took place April 19, 2002 in West Vancouver, British Columbia. All resolutions submitted to the shareholders by management for consideration were approved as presented. There was no new business arising from the floor. An enlightening discussion period took place during which the Company's projects were discussed in some detail as well as possibilities for new future undertakings. Management will take the views presented into serious consideration. Patrick D. O'Brien, Frank P. Puskas and Jerry W. Dibble were elected to the Board of Directors, with Patrick D. O'Brien re-appointed Chairman. The Board of Directors appointed Mr. Christopher B. Chu to the position of Executive Vice President and re-appointed Ms. Alison Robinson as the Corporation's Secretary.

Management would like to thank the Company's shareholders for their continued support.

NovaWest is a Canadian exploration Company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Kimberlitic Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman